EXHIBIT 99.10

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-270315 on Form F-10 and to the use of our reports dated March 20, 2024, relating to the financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2023.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 28, 2024